UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NYSE Euronext, Inc.*
(Exact name of registrant as specified in its charter)

Delaware	20-5110848
(Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11 Wall Street
New York, New York 10005
(212) 656-3000
(Address of Principal Executive Offices, Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

common stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: 333-137506

Securities to be registered pursuant to Section 12(g) of the Act: None

* It is anticipated that NYSE Euronext, Inc. will change its name to NYSE Euronext effective April 4, 2007.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

      The following description of the common stock, par value $0.01 per share, of NYSE Euronext, Inc., a Delaware corporation (“NYSE Euronext”) speaks as of April 4, 2007 and is qualified in its entirety by reference to the forms of the Amended and Restated Certificate of Incorporation and Bylaws of NYSE Euronext that will be in effect as of April 4, 2007, which are attached as Exhibits 3.1 and 3.2, respectively, to this registration statement and are incorporated herein by reference.

        Generally

      A description of the NYSE Euronext common stock is set forth under “Description of NYSE Euronext Capital Stock” in NYSE Euronext’s registration statement on Form S-4 (File No. 333-137506), filed with the U.S. Securities and Exchange Commission on September 21, 2006, and most recently amended on February 16, 2007 (the “Registration Statement”), and in the related prospectus, dated February 15, 2007 and filed with the U.S. Securities and Exchange Commission on February 16, 2007 pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended, which description is incorporated herein by reference, except to the extent that it has been superseded by the following description.

        Common Stock

      NYSE Euronext is authorized to issue up to 800,000,000 shares of common stock. Holders of NYSE Euronext common stock are entitled to receive dividends when, as and if declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock.

      Each holder of NYSE Euronext common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, all voting rights are vested in the holders of shares of NYSE Euronext common stock.

      In the event of a voluntary or involuntary liquidation, dissolution or winding up of NYSE Euronext, the holders of NYSE Euronext common stock will be entitled to share equally in any of the assets available for distribution after NYSE Euronext has paid in full all of its debts and after the holders of all outstanding series of NYSE Euronext preferred stock, if any, have received their liquidation preferences in full.

      The issued and outstanding shares of NYSE Euronext common stock are fully paid and nonassessable. Holders of shares of NYSE Euronext common stock are not entitled to preemptive rights. Shares of NYSE Euronext common stock are not convertible into shares of any other class of capital stock.

        Ownership and Voting Limits on NYSE Euronext Capital Stock

      The NYSE Euronext certificate of incorporation places certain ownership and voting limits on the holders of NYSE Euronext capital stock. Specifically, under the NYSE Euronext certificate of incorporation:

  no person (either alone or together with its related persons (as defined below)) may beneficially own shares of stock of NYSE Euronext representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

  no person (either alone or together with its related persons) shall be entitled to vote or cause the voting of shares of stock of NYSE Euronext representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person (either alone or together with its related persons) may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext’s outstanding capital stock.

The term “related persons” means with respect to any person:

  any “affiliate” of such person (as such term is defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”));

  any other person(s) with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of NYSE Euronext;

  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

  in the case of a person that is a “member organization” (as defined in the rules of the New York Stock Exchange (the “NYSE”), as such rules may be in effect from time to time), any “member” (as defined in the rules of the NYSE, as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

  in the case of a person that is an OTP firm (as defined in the rules of NYSE Arca, Inc., as such rules may be in effect from time to time), any OTP Holder (as defined in the rules of NYSE Arca, Inc., as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

  in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Euronext or any of its parents or subsidiaries;

  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

  in the case of a person that is a “member” (as defined in the rules of the NYSE, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of the NYSE, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

  in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

      In the event that a person, either alone or together with its related persons, beneficially owns shares of stock of NYSE Euronext representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons shall be obligated to sell promptly, and NYSE Euronext shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such purchase, that number of shares of stock of NYSE Euronext necessary so that such person, together with its related persons, shall beneficially own shares of stock of NYSE Euronext representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

      In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext’s capital stock), then such person, either alone or together with its related persons, will not be entitled to vote or cause the voting of these shares of NYSE Euronext capital stock to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Euronext shall disregard any such votes purported to be cast in excess of this percentage.

      The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Euronext where the total number of persons solicited is not more than ten.

      The NYSE Euronext board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC and all required European regulators prior to being effective), subject to a determination of the board that:

the acquisition of such shares and the exercise of such voting rights, as applicable, will not impair:

the ability of NYSE Euronext, NYSE Group, Inc. (“NYSE Group”) or the U.S. regulated subsidiaries of NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

the ability of NYSE Euronext, Euronext N.V. (“Euronext”) or the European market subsidiaries to discharge their respective responsibilities under European exchange regulations;

the ability of the SEC to enforce the Exchange Act; or

the ability of European regulators to enforce European exchange regulations;

the acquisition of such shares and the exercise of such voting rights, as applicable, is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated subsidiaries and its European market subsidiaries;

neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

neither the person obtaining the waiver nor any of its related persons has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally, if such person is seeking to obtain a waiver above the 20% level;

for so long as NYSE Euronext directly or indirectly controls NYSE Arca, Inc. or NYSE Arca Equities, Inc., or any facility of NYSE Arca, Inc., neither the person requesting the waiver nor any of its related persons is an ETP holder, an OTP holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

for so long as NYSE Euronext directly or indirectly controls the NYSE or NYSE Market, neither the person requesting the waiver nor any of its related persons is a member or member organization of the NYSE if such person is seeking to obtain a waiver above the 20% level.

      In making these determinations, the NYSE Euronext board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, the European exchange regulations and the governance of NYSE Euronext.

      For purposes of these provisions, a “European market subsidiary” means a “market operator,” as defined by the European Directive on Markets in Financial Instruments, that is owned by NYSE Euronext; or

  acquired by Euronext (provided that in this case, the acquisition of the market operator shall have been approved by the NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the Euronext College of Regulators).

      These provisions of the NYSE Euronext certificate of incorporation could delay or deter a change of control of NYSE Euronext, which could adversely affect the price of NYSE Euronext common stock.

      The NYSE Euronext certificate of incorporation also provides that the NYSE Euronext board of directors has the right to require any person and its related persons that the NYSE Euronext board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns 5% or more of NYSE Euronext’s outstanding capital stock, to provide to NYSE Euronext, upon NYSE Euronext board’s request, complete information as to all shares of capital stock of NYSE Euronext that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

        Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock

      The NYSE Euronext certificate of incorporation imposes transfer restrictions on certain of the shares of NYSE Euronext common stock (the “Restricted NYSE Euronext Stock”) issued in the merger of NYSE Group and Jefferson Merger Sub, Inc. (the “Merger”) as part of the combination between NYSE Group and Euronext, N.V. (the “Combination”). These transfer restrictions are intended to continue the transfer restrictions that were imposed on certain of the shares of NYSE Group common stock (the “Restricted NYSE Group Stock”) issued in the merger between the New York Stock Exchange, Inc. and Archipelago, which occurred on March 7, 2006, which restrictions was scheduled to expire in three equal installments on the first, second and third anniversaries of the completion of the NYSE/Archipelago merger, which occurred on March 7, 2006. Because the first anniversary of the NYSE/Archipelago merger has since passed, the Restricted NYSE Euronext Stock consists of stock issued in the Merger in respect of Restricted NYSE Group Stock whose transfer restrictions were scheduled to expire on March 7, 2008 or March 7, 2009, and the transfer restrictions on the Restricted NYSE Euronext Stock are scheduled to expire on these same dates. Prior to the removal of the transfer restrictions from any such share, neither any record owner nor any beneficial owner of a share of Restricted NYSE Euronext Stock may, directly or indirectly, assign, sell, transfer or otherwise dispose of such share, except pursuant to one of the following limited exceptions set forth in NYSE Euronext’s certificate of incorporation:

if the owner of such share is an entity (including a corporation, partnership, limited liability company or limited liability partnership), such owner may transfer the share to:

any person of which such owner directly or indirectly owns all of the common voting and equity interest;

any other entity if a person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity;

any person that directly owns all of the common voting and equity interest of such owner;

the equity holders of such owner upon a bona fide liquidation or dissolution of such owner; or

a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

if the owner of such share is a natural person, such owner may transfer the share to:

any family member of such owner (including such owner’s spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, brothers, sisters, uncles, aunts, cousins, nephews and nieces);

any trust or foundation solely for the benefit of such owner and /or such owner’s family members (which is referred to as a “qualified trust”); or

a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

if the owner is a qualified trust, the owner may transfer the share to any beneficiary of such qualified trust (including a trust for the benefit of such beneficiary) or transfer the share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such qualified trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument;

the owner may pledge or hypothecate, or grant a security interest in, such share, and may transfer such share as a result of any bona fide foreclosure resulting therefrom; and

if the owner is a fiduciary of the estate of a deceased person, and is holding such share on behalf of such estate, such owner may transfer such share to the beneficiaries of such estate or in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person.

      In addition, if all of the beneficial owners of a share of NYSE Euronext Restricted Stock die, the transfer restrictions will automatically be removed from such share.

      The NYSE Euronext certificate of incorporation sets forth two additional rules with respect to the transfers described in the previous paragraph. First, any shares of NYSE Euronext Restricted Stock that are transferred pursuant to the bulleted exceptions in the prior paragraph will remain subject to the transfer restrictions and other terms of the NYSE Euronext certificate of incorporation. Second, any beneficial owner of shares of NYSE Euronext Restricted Stock who makes a transfer pursuant to the bulleted exceptions in the prior paragraph must transfer shares of NYSE Euronext Restricted Stock that expire on the second and third year anniversary of the completion of the NYSE/Archipelago merger in the same proportion as the beneficial owner held such shares prior to the transfer. As a result, the proportion of a beneficial owner’s shares of NYSE Euronext Restricted Stock that are subject to transfer restrictions expiring on the second and third anniversary of the completion of the NYSE/Archipelago merger will be the same after any of the transfers described in the previous paragraph as it was before such transfer.

      In addition, each of (1) General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar LLC, GAP Coinvestment Partners II, L.P., and GAPCO GmbH & CO. KG (together “General Atlantic”), and (2) GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (which are referred to collectively as the “Goldman Sachs Affiliates”) entered into separate support and lock-up agreements in connection with the NYSE/Archipelago merger, pursuant to which they agreed not to transfer their shares of NYSE Group common stock that they received in the NYSE/Archipelago merger for a certain period of time. This transfer restriction applies equally to shares of NYSE Euronext common stock received in the Merger by holders of these restricted shares. The transfer restrictions applicable to General Atlantic and the Goldman Sachs

Affiliates are scheduled to expire (or have expired, as applicable) in three equal installments on the first, second and third anniversaries of the NYSE/Archipelago merger.

      NYSE Euronext’s board of directors may, in its discretion, remove the transfer restrictions applicable to any number of NYSE Euronext common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion. However, if any transfer restrictions are removed from shares of NYSE Euronext common stock held by General Atlantic or the Goldman Sachs Affiliates that are subject to lock-up agreements, the same transfer restrictions will be removed from an equivalent percentage of all other shares of NYSE Euronext common stock that are otherwise subject to the transfer restrictions.

      NYSE Euronext’s board of directors may, as market conditions permit, provide holders of the NYSE Euronext Restricted Stock with opportunities, from time to time, to sell these shares pursuant to additional registered offerings. NYSE Euronext’s board of directors will remove the transfer restrictions from the shares of NYSE Euronext common stock that are sold in these offerings.

      NYSE Euronext’s board of directors expects to determine whether to conduct any future offerings, the number of such offerings (if any), the maximum number of shares of NYSE Euronext common stock eligible to be sold in any offering, and the timing of these offerings based upon its view at the time of the market’s ability to absorb the newly unrestricted shares to be sold in the offering without an adverse impact on the market price of shares of NYSE Euronext common stock. However, any future sale of NYSE Euronext Restricted Stock or any release of the transfer restrictions of NYSE Euronext Restricted Stock could adversely affect the prevailing market price of NYSE Euronext common stock and NYSE Euronext’s ability to raise equity capital in the future.

      The following table sets out the timetable for the automatic expiration of the transfer restrictions applicable to the shares of NYSE Euronext common stock described above (including the shares of General Atlantic and Goldman Sachs Affiliates).

Date of Currently	Number of Shares for
Scheduled Removal	Which Transfer Restrictions
of Transfer Restrictions	Will Be Removed
March 7, 2008	33,943,089
March 7, 2009	41,771,830
Total	75,714,919

Item 2. Exhibits

The following exhibits are incorporated herein by reference:

3.1	Form of Amended and Restated Certificate of Incorporation of NYSE Euronext*

3.2	Form of Amended and Restated Bylaws of NYSE Euronext*

*Effective April 4, 2007.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NYSE EURONEXT, INC.

Dated: April 2, 2007	By: /s/ Rachel F. Robbins
Name: Rachel F. Robbins
Title: Secretary

EXHIBIT INDEX

3.1	Form of Amended and Restated Certificate of Incorporation of NYSE Euronext*

3.2	Form of Amended and Restated Bylaws of NYSE Euronext*

*Effective April 4, 2007.